UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PACIFIC PREMIER BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69478X105

(CUSIP Number)

Carpenter Community BancFund, L.P.

c/o Carpenter & Company

5 Park Plaza, Suite 950

Irvine, California 92614-8527

(949) 261-8888

Copy to:

Joshua A. Dean, Esq.

Sheppard Mullin Richter & Hampton LLP

650 Town Center Drive, Fourth Floor

Costa Mesa, California 92626

(714) 424-8292

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69478X105

1.	Name of Reporting Person: Carpenter Community BancFund, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 64,087

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 64,087

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 64,087

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.16%(1)

12.	Type of Reporting Person (See Instructions): PN

(1)   Based on 27,909,025 shares of Common Stock outstanding as of March 15, 2017, as reported in the Annual Report on Form 10-K filed by the Issuer on March 16, 2017, plus the 11,937,289 shares of Common Stock expected to be issued by the Issuer in connection with its acquisition of Heritage Oaks Bancorp, as stated in the Amendment No. 2 to the Registration Statement on Form S-4 filed by the Issuer on February 24, 2017.

CUSIP No. 69478X105

1.	Name of Reporting Person: Carpenter Community BancFund-A, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,822,964

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 1,822,964

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,822,964

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 4.57%(1)

12.	Type of Reporting Person (See Instructions): PN

(1)   Based on 27,909,025 shares of Common Stock outstanding as of March 15, 2017, as reported in the Annual Report on Form 10-K filed by the Issuer on March 16, 2017, plus the 11,937,289 shares of Common Stock expected to be issued by the Issuer in connection with its acquisition of Heritage Oaks Bancorp, as stated in the Amendment No. 2 to the Registration Statement on Form S-4 filed by the Issuer on February 24, 2017.

CUSIP No. 69478X105

1.	Name of Reporting Person: Carpenter Community BancFund-CA, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 62,472

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 62,472

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 62,472

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.16%(1)

12.	Type of Reporting Person (See Instructions): PN

(1)   Based on 27,909,025 shares of Common Stock outstanding as of March 15, 2017, as reported in the Annual Report on Form 10-K filed by the Issuer on March 16, 2017, plus the 11,937,289 shares of Common Stock expected to be issued by the Issuer in connection with its acquisition of Heritage Oaks Bancorp, as stated in the Amendment No. 2 to the Registration Statement on Form S-4 filed by the Issuer on February 24, 2017.

CUSIP No. 69478X105

1.	Name of Reporting Person: Carpenter Fund Manager GP, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,949,523

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 1,949,523

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,949,523

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 4.89%(1)

12.	Type of Reporting Person (See Instructions): OO

(1)   Based on 27,909,025 shares of Common Stock outstanding as of March 15, 2017, as reported in the Annual Report on Form 10-K filed by the Issuer on March 16, 2017, plus the 11,937,289 shares of Common Stock expected to be issued by the Issuer in connection with its acquisition of Heritage Oaks Bancorp, as stated in the Amendment No. 2 to the Registration Statement on Form S-4 filed by the Issuer on February 24, 2017.

CUSIP No. 69478X105

1.	Name of Reporting Person: Edward J. Carpenter

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,949,523

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 1,949,523

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,949,523

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 4.89%(1)

12.	Type of Reporting Person (See Instructions): IN

(1)   Based on 27,909,025 shares of Common Stock outstanding as of March 15, 2017, as reported in the Annual Report on Form 10-K filed by the Issuer on March 16, 2017, plus the 11,937,289 shares of Common Stock expected to be issued by the Issuer in connection with its acquisition of Heritage Oaks Bancorp, as stated in the Amendment No. 2 to the Registration Statement on Form S-4 filed by the Issuer on February 24, 2017.

CUSIP No. 69478X105

1.	Name of Reporting Person: John D. Flemming

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,949,523

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 1,949,523

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,949,523

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 4.89%(1)

12.	Type of Reporting Person (See Instructions): IN

(1)   Based on 27,909,025 shares of Common Stock outstanding as of March 15, 2017, as reported in the Annual Report on Form 10-K filed by the Issuer on March 16, 2017, plus the 11,937,289 shares of Common Stock expected to be issued by the Issuer in connection with its acquisition of Heritage Oaks Bancorp, as stated in the Amendment No. 2 to the Registration Statement on Form S-4 filed by the Issuer on February 24, 2017.

CUSIP No. 69478X105

1.	Name of Reporting Person: Howard N. Gould

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,949,523

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 1,949,523

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,949,523

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 4.89%(1)

12.	Type of Reporting Person (See Instructions): IN

(1)   Based on 27,909,025 shares of Common Stock outstanding as of March 15, 2017, as reported in the Annual Report on Form 10-K filed by the Issuer on March 16, 2017, plus the 11,937,289 shares of Common Stock expected to be issued by the Issuer in connection with its acquisition of Heritage Oaks Bancorp, as stated in the Amendment No. 2 to the Registration Statement on Form S-4 filed by the Issuer on February 24, 2017.

CUSIP No. 69478X105

1.	Name of Reporting Person: Arthur A. Hidalgo

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,949,523

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 1,949,523

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,949,523

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 4.89%(1)

12.	Type of Reporting Person (See Instructions): IN

(1)   Based on 27,909,025 shares of Common Stock outstanding as of March 15, 2017, as reported in the Annual Report on Form 10-K filed by the Issuer on March 16, 2017, plus the 11,937,289 shares of Common Stock expected to be issued by the Issuer in connection with its acquisition of Heritage Oaks Bancorp, as stated in the Amendment No. 2 to the Registration Statement on Form S-4 filed by the Issuer on February 24, 2017.

CUSIP No. 69478X105

1.	Name of Reporting Person: James B. Jones

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,949,523

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 1,949,523

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,949,523

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 4.89%(1)

12.	Type of Reporting Person (See Instructions): IN

(1)   Based on 27,909,025 shares of Common Stock outstanding as of March 15, 2017, as reported in the Annual Report on Form 10-K filed by the Issuer on March 16, 2017, plus the 11,937,289 shares of Common Stock expected to be issued by the Issuer in connection with its acquisition of Heritage Oaks Bancorp, as stated in the Amendment No. 2 to the Registration Statement on Form S-4 filed by the Issuer on February 24, 2017.

CUSIP No. 69478X105

Item 1(a).	Name of Issuer: Pacific Premier Bancorp, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 17901 Von Karman Avenue, Suite 1200 Irvine, CA 92614

Item 2(a).

Name of Person(s) Filing:

Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP and Carpenter Community BancFund-CA, LP (the “Funds”) are Delaware limited partnerships. The address of their principal office is 5 Park Plaza, Suite 950, Irvine, California 92614-8527.

Carpenter Fund Manager GP, LLC (the “General Partner”) is a Delaware limited liability company and the sole general partner of the Funds.  The address of its principal office is 5 Park Plaza, Suite 950, Irvine, California 92614-8527.

Edward J. Carpenter, John D. Flemming, Howard N. Gould, Arthur A. Hidalgo and James B. Jones are each Managing Members of the General Partner.  The address of their principal offices is 5 Park Plaza, Suite 950, Irvine, California 92614-8527.  Each is a United States citizen.

The Funds, the General Partner, Mr. Carpenter, Mr. Flemming, Mr. Gould, Mr. Hidalgo and Mr. Jones are collectively referred to herein as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence: See Item 2(a) above.
Item 2(c).	Citizenship: See Item 2(a) above.
Item 2(d).	Title of Class of Securities: See the cover page of this filing.
Item 2(e).	CUSIP Number: 69478X105.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 69478X105

Item 4.	Ownership.

(a) Amount beneficially owned: See Item 9 of each cover page.
(b) Percent of class: See Item 11 of each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 69478X105

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 69478X105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2017	CARPENTER COMMUNITY BANCFUND, LP

By: Carpenter Fund Manager, GP, LLC

	By:	/s/ James B. Jones
	Name:	James B. Jones
	Title:	Managing Member

Dated: April 11, 2017	CARPENTER COMMUNITY BANCFUND-A, LP

By: Carpenter Fund Manager, GP, LLC

	By:	/s/ James B. Jones
	Name:	James B. Jones
	Title:	Managing Member

Dated: April 11, 2017	CARPENTER COMMUNITY BANCFUND-CA, LP

By: Carpenter Fund Manager, GP, LLC

	By:	/s/ James B. Jones
	Name:	James B. Jones
	Title:	Managing Member

Dated: April 11, 2017	CARPENTER FUND MANAGER GP, LLC

	By:	/s/ James B. Jones
	Name:	James B. Jones
	Title:	Managing Member

Dated: April 11, 2017	/s/ Edward J. Carpenter*
Edward J. Carpenter

Dated: April 11, 2017	/s/ John D. Fleming*
John D. Fleming

Dated: April 11, 2017	/s/ Howard N. Gould*
Howard N. Gould

Dated: April 11, 2017	/s/ Arthur A. Hidalgo*
Arthur A. Hidalgo

CUSIP No. 69478X105

Dated: April 11, 2017	/s/ James B. Jones
James B. Jones

*By: James B. Jones, attorney-in-fact

CUSIP No. 69478X105

EXHIBIT INDEX

Exhibit

Exhibit A:	Joint Filing Agreement.

Exhibit B:	Power of Attorney.

CUSIP No. 69478X105

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Pacific Premier Bancorp, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth below.

Dated: April 11, 2017	CARPENTER COMMUNITY BANCFUND, LP

By: Carpenter Fund Manager, GP, LLC

	By:	/s/ James B. Jones
	Name:	James B. Jones
	Title:	Managing Member

Dated: April 11, 2017	CARPENTER COMMUNITY BANCFUND-A, LP

By: Carpenter Fund Manager, GP, LLC

	By:	/s/ James B. Jones
	Name:	James B. Jones
	Title:	Managing Member

Dated: April 11, 2017	CARPENTER COMMUNITY BANCFUND-CA, LP

By: Carpenter Fund Manager, GP, LLC

	By:	/s/ James B. Jones
	Name:	James B. Jones
	Title:	Managing Member

CUSIP No. 69478X105

Dated: April 11, 2017	CARPENTER FUND MANAGER GP, LLC

	By:	/s/ James B. Jones
	Name:	James B. Jones
	Title:	Managing Member

Dated: April 11, 2017	/s/ Edward J. Carpenter
Edward J. Carpenter

Dated: April 11, 2017	/s/ John D. Fleming
John D. Fleming

Dated: April 11, 2017	/s/ Howard N. Gould
Howard N. Gould

Dated: April 11, 2017	/s/ Arthur A. Hidalgo
Arthur A. Hidalgo

Dated: April 11, 2017	/s/ James B. Jones
James B. Jones

CUSIP No. 69478X105

EXHIBIT B

POWER OF ATTORNEY

Each of the undersigned hereby constitutes and appoints each of James B. Jones and Curt A. Christianssen his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all instruments, certificates and documents required to be executed on behalf of the undersigned, pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended, with respect to Pacific Premier Bancorp, Inc. and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, and his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

IN WITNESS WHEREOF, the undersigned have executed this Power of Attorney as of the date set forth below.

Dated: April 11, 2017	CARPENTER COMMUNITY BANCFUND, LP

By: Carpenter Fund Manager, GP, LLC

	By:	/s/ James B. Jones
	Name:	James B. Jones
	Title:	Managing Member

Dated: April 11, 2017	CARPENTER COMMUNITY BANCFUND-A, LP

By: Carpenter Fund Manager, GP, LLC

	By:	/s/ James B. Jones
	Name:	James B. Jones
	Title:	Managing Member

Dated: April 11, 2017	CARPENTER COMMUNITY BANCFUND-CA, LP

By: Carpenter Fund Manager, GP, LLC

	By:	/s/ James B. Jones
	Name:	James B. Jones
	Title:	Managing Member

Dated: April 11, 2017	CARPENTER FUND MANAGER GP, LLC

	By:	/s/ James B. Jones
	Name:	James B. Jones
	Title:	Managing Member

CUSIP No. 69478X105

Dated: April 11, 2017	/s/ Edward J. Carpenter
Edward J. Carpenter

Dated: April 11, 2017	/s/ John D. Fleming
John D. Fleming

Dated: April 11, 2017	/s/ Howard N. Gould
Howard N. Gould

Dated: April 11, 2017	/s/ Arthur A. Hidalgo
Arthur A. Hidalgo

Dated: April 11, 2017	/s/ James B. Jones
James B. Jones